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September 25, 2012	Laurel C. Neale +44 20 3122 1238 Laurel.Neale@ropesgray.com

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GMO Trust (the “Trust”) (File Nos. 002-98772 and 811-04347)

Ladies and Gentlemen:

Transmitted herewith for filing by means of electronic submission on behalf of the Trust pursuant to (1) the Securities Act of 1933, as amended (the “Securities Act”), and Rule 485(b) thereunder, (2) the Investment Company Act of 1940, as amended (the “1940 Act”), (3) Form N-1A, and (4) Regulation S-T, is Post-Effective Amendment No. 164 to the Trust’s Registration Statement under the Securities Act and Amendment No. 206 to the Trust’s Registration Statement under the 1940 Act on Form N-1A (“Amendment No. 164/206”), including: (i) the Prospectus for GMO Risk Premium Fund, a series of the Trust (the “Fund”); (ii) the Statement of Additional Information for the Fund; (iii) other information and the signature page; and (iv) exhibits relating to the Fund.

This Amendment No. 164/206 is being filed in connection with adding the Fund as a new series of the Trust, for the purposes of (i) implementing comments provided to us by Houghton Hallock, the Trust’s SEC staff reviewer with respect to Post-Effective Amendment No. 162 to the Trust’s Registration Statement under the Securities Act and Amendment No. 204 to the Trust’s Registration Statement under the 1940 Act, filed on July 12, 2012 pursuant to Rule 485(a)(2) of the Securities Act (“Amendment No. 162/204”); and (ii) making changes permitted to be made under Rule 485(b) of the Securities Act, including non-material changes which the Trust deems appropriate to Amendment No. 162/204. Pursuant to the provisions of Rule 485(b) under the Securities Act, it is intended that this Amendment No. 164/206 become effective on September 25, 2012.

We have assisted the Trust in the preparation of this Amendment No. 164/206 and believe that this Amendment No. 164/206 does not contain disclosures that would render it ineligible to become effective under paragraph (b) of Rule 485 under the Securities Act (i.e., changes are limited to those described in the preceding paragraph).

The Fund constitutes one of fifty-eight series of the Trust. The other series of the Trust are offered through separate prospectuses or private placement memoranda and statements of additional

Securities and Exchange Commission	September 25, 2012

information, and no information contained herein is intended to amend or supersede any prior filing relating to any other series of the Trust.

If you have any questions or need any clarification concerning the foregoing or this transmission, please call the undersigned at +44 20 3122 1238.

Very truly yours,

/s/ Laurel C. Neale

Laurel C. Neale

Enclosures

cc:	J.B. Kittredge, Esq., Grantham, Mayo, Van Otterloo & Co. LLC
Jason Harrison, Esq., Grantham, Mayo, Van Otterloo & Co. LLC
Thomas R. Hiller, Esq.
Elizabeth J. Reza, Esq.